SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                        Under the Securities Act of 1934
                               (Amendment No. 14)*

                       SIMON TRANSPORTATION SERVICES INC.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 Par Value
                         (Title of Class of Securities)

                                    828813105
                                 (CUSIP Number)

                                   Jerry Moyes
                             2200 South 75th Avenue
                                Phoenix, AZ 85043
                                 (623) 269-9700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 30, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons                                      Jerry Moyes
I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a)[  ]
                                                                         (b)[  ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4) Sources of Funds (See Instructions)                                PF and BK
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization                United States of America
--------------------------------------------------------------------------------

NUMBER OF          (7)  Sole Voting Power                  4,848,738*
SHARES             _________________________________________________
BENEFICIALLY       (8)  Shared Voting Power
OWNED BY           _________________________________________________
EACH               (9)  Sole Dispositive Power             4,848,738*
REPORTING          _________________________________________________
PERSON WITH        (10) Shared Dispositive Power
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person     4,848,738
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                53.8% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See  Instructions)                             IN
---------
* As to 1,257,298 Shares, together with wife, Vickie Moyes, as trustees. As to 342,600 Shares, through ownership of approximately 75% of the outstanding voting stock of SME Industries, Inc. As to 2,600,840 Shares, through ownership of 100% of the outstanding voting stock of Interstate Equipment Leasing, Inc.

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons                      SME Steel Contractors, Inc.
I.R.S. Identification Nos. of Above Persons (entities only)           87-0495960
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a)[  ]
                                                                         (b)[  ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                                      WC
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization                                   Utah
--------------------------------------------------------------------------------

NUMBER OF         (7)      Sole Voting Power                456,800
SHARES            _________________________________________________
BENEFICIALLY      (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH              (9)      Sole Dispositive Power           456,800
REPORTING         _________________________________________________
PERSON WITH       (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person       456,800
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                 7.5% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons
                            The Jerry & Vickie Moyes Family Trust Dated 12/11/87
I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a)[  ]
                                                                         (b)[  ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                                      PF
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization               United States of America
--------------------------------------------------------------------------------

NUMBER OF         (7)      Sole Voting Power              1,257,298
SHARES            _________________________________________________
BENEFICIALLY      (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH              (9)      Sole Dispositive Power         1,257,298
REPORTING         ________________________________________________
PERSON WITH       (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person     1,257,298
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                20.6% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons                                     Vickie Moyes
I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a)[  ]
                                                                         (b)[  ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                                      PF
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization               United States of America
--------------------------------------------------------------------------------

NUMBER OF         (7)      Sole Voting Power             1,257,298**
SHARES            _________________________________________________
BENEFICIALLY      (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH              (9)      Sole Dispositive Power        1,257,298**
REPORTING         _________________________________________________
PERSON WITH       (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person     1,257,298
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                20.6% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------
---------
** Together with husband,  Jerry Moyes, as trustees.

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons                                     Ronald Moyes
I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a)[  ]
                                                                         (b)[  ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4) Sources of Funds (See Instructions)                                PF and BK
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization United States of America
--------------------------------------------------------------------------------

NUMBER OF         (7)      Sole Voting Power              4,211,071***
SHARES            _________________________________________________
BENEFICIALLY      (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH              (9)      Sole Dispositive Power         4,211,071***
REPORTING         _________________________________________________
PERSON WITH       (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person     4,211,071
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                45.0% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------
*** As sole general partner of the Moyes Children's Limited Partnership

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons             Moyes Children's Limited Partnership
I.R.S. Identification Nos. of Above Persons (entities only)           86-1003342
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a)[  ]
                                                                         (b)[  ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                               PF and BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization                                Arizona
--------------------------------------------------------------------------------

NUMBER OF         (7)      Sole Voting Power              4,211,071
SHARES            _________________________________________________
BENEFICIALLY      (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH              (9)      Sole Dispositive Power         4,211,071
REPORTING         _________________________________________________
PERSON WITH       (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person     4,211,071
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                45.0% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons               Interstate Equipment Leasing, Inc.
I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a)[  ]
                                                                         (b)[  ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                                      WC
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization                                Arizona
--------------------------------------------------------------------------------

NUMBER OF         (7)      Sole Voting Power              2,600,840
SHARES            _________________________________________________
BENEFICIALLY      (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH              (9)      Sole Dispositive Power         2,600,840
REPORTING         _________________________________________________
PERSON WITH       (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person     2,600,840
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                29.8% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

     This Amendment No. 14 to Schedule 13D hereby amends the Schedule 13D dated August 26, 1999, filed by Jerry Moyes and SME Steel Contractors, Inc. (the "Original Filers"), as previously amended by Amendment No. 1 dated August 31, 1999, Amendment No. 2 dated November 19, 1999, Amendment No. 3 dated May 23, 2000, Amendment No. 4 dated June 30, 2000, Amendment No. 5 dated July 10, 2000, Amendment No. 6 dated July 13, 2000, Amendment No. 7 dated July 21, 2000,
Amendment No. 8 dated August 3, 2000, Amendment No. 9 dated August 10, 2000, Amendment No. 10 dated September 6, 2000, Amendment No. 11 dated September 27, 2000, Amendment No. 12 dated August 20, 2001, and Amendment No. 13 dated September 4, 2001 (the "Schedule 13D"). Amendment No. 2 added two new filers, The Jerry & Vickie Moyes Family Trust Dated 12/11/87 and Vickie Moyes (the "Amendment No. 2 Filers"). Amendment No. 11 also added two more filers, the Moyes Children's Limited Partnership and Ronald Moyes (the "Amendment No. 11 Filers"). This Amendment No. 14 adds one more filer, Interstate Equipment Leasing, Inc. (the "Amendment No. 14 Filer"; the Original Filers, the Amendment No. 2 Filers, the Amendment No. 11 Filers, and the Amendment No. 14 Filer, together, the "Filing Persons"). This Amendment No. 14 further amends the
Schedule 13D as described below.

ITEM 2.  IDENTITY AND BACKGROUND

     Set forth below is certain information with respect to each of the Filing Persons and each of the persons enumerated in General Instruction C to Schedule 13D.

     (1) SME Steel Contractors, Inc. is a Utah corporation, which is wholly owned by SME Industries, Inc., a Nevada corporation (collectively, "SME"). The principal business of SME is steel fabrication and erection. The address of its principal business and principal office is 5955 West Wells Park Road, West Jordan, Utah 84088.

     (2) The Jerry & Vickie Moyes Family Trust Dated 12/11/87 (the "Trust") is a grantor trust. The principal business of the Trust is to invest the Trust's funds for the benefit of the Trust's beneficiaries. The address of the Trust's principal office is 2200 South 75th Avenue, Phoenix, Arizona 85043. Jerry Moyes and his wife, Vickie Moyes, are grantors, trustees, and beneficiaries of the Trust.

     (3) Jerry Moyes is a citizen of the United States of America, and his business address is 2200 South 75th Avenue, Phoenix, Arizona 85043. His present principal employment is as president of Swift Transportation Co., Inc.

     (4) Vickie Moyes is a citizen of the United States of America, and her address is 2200 South 75th Avenue, Phoenix, Arizona 85043. Her present principal employment is as a homemaker.

     (5) The Moyes Children's Limited Partnership (the "Partnership") is an Arizona limited partnership. The principal business of the Partnership is to acquire, manage, develop, and hold for investment real and personal property and to reinvest its earnings from such property in other real and personal property. The address of its principal business and principal office is 4001 North Third Street, Suite 400, Phoenix, Arizona 85012.

     (6) Ronald Moyes is a citizen of the United States of America, and his address is 4720 N. 16th Street, Phoenix, Arizona 85016. His present principal employment is as president of Tire Express, Ltd., an Arizona corporation.

     (7) Interstate Equipment Leasing, Inc., an Arizona corporation ("Interstate"), is wholly-owned by Jerry Moyes. The principal business of Interstate is equipment leasing. The address of its principal business and principal office is 2200 South 75th Avenue, Phoenix, Arizona 85043.

     During the last five years, none of the Filing Persons, no director or executive officer of SME or Interstate, and no general partner of the Partnership has been (i) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or
(ii) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby supplemented as follows:

     Effective June 30, 2001, the Issuer and Partnership agreed to convert prior advances made to the Issuer by the Partnership into 190,705 Preferred Shares and warrants to purchase 190,705 Preferred Shares. On September 30, 2001, the Issuer and the Partnership agreed to amend the issuance price of the Preferred Shares and warrants to purchase Preferred Shares from $35.00 per share to $41.10 per share, thereby reducing from 190,705 to 162,401 both the number of Preferred Shares and warrants to purchase Preferred Shares issued to the Partnership. The other provisions of the Preferred Shares and warrants were not changed. The anti-dilution provisions of the warrants are subject to stockholder approval at meeting properly noticed and held.

     As of September 30, 2001, Interstate had used cash assets to make advances to the Issuer of $2,080,670, representing principal and interest (the "Interstate Outstanding Amount"). Effective September 30, 2001, the Interstate Outstanding Amount will be converted into 130,042 Series II Preferred Shares of the Issuer ("Series II Preferred Shares"). Series II Preferred Shares are convertible into Shares at the ratio of ten Shares for each Series II Preferred Share. Each Series II Preferred Share carries the right to cast 10 votes on all stockholder proposals, representing equivalent voting rights to the Shares upon conversion. Dividends on each Series II Preferred Share accrue at 10% per annum, based upon a $16.00 per share value. Series II Preferred Shares have a liquidation preference over the Shares or any other class or series of capital stock of the Issuer, other than the Issuer's Series I Preferred Shares, which rank evenly with the Series II Preferred Shares, based upon the $16.00 per share value, plus accrued dividends. In connection with the issuance of the Series II Preferred Shares to Interstate, Interstate will be issued warrants to purchase up to 130,042 Preferred Shares for $16.00 per share or any lower price at which the Issuer issues its Series II Preferred Shares, Series I Preferred Shares, or Shares or any options, rights, warrants, or other securities convertible into any of the foregoing during the term of the warrants. The issuance of the Series II Preferred Shares and warrants to purchase Series II Preferred Shares are subject to stockholder approval at a meeting properly noticed and held.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 is hereby supplemented as follows:

     The Interstate Outstanding Amount will be converted to Series II Preferred Shares and warrants to (i) assure compliance with the tangible net worth covenant and advance rate on the line of credit for the Issuer's operating subsidiary and (ii) maintain the financial position and viability of the Issuer and its subsidiary.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Except as otherwise stated below, the approximate aggregate percentage of Shares beneficially owned by each of the Filing Persons is based on 6,115,109 Shares outstanding, which is the total number of Shares outstanding as of June 30, 2001, as reflected in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the fiscal quarter ended June 30, 2001.

     As of the close of business on September 30, 2001:

          (i) The Trust is the direct and beneficial owner of 1,257,298 Shares, constituting approximately 20.6% of the Shares outstanding. As grantors, trustees, and beneficiaries of the Trust, Jerry Moyes and his wife, Vickie Moyes, may be deemed to beneficially own (as defined in Rule 13d-3 promulgated under the Act) the Shares owned by the Trust.

          (ii) SME-Utah is the direct and beneficial owner of 456,800 Shares, constituting approximately 7.5% of the Shares outstanding. Because Jerry Moyes owns approximately 75% of the outstanding voting stock of SME-Nevada, which in-turn owns 100% of the outstanding voting stock of SME-Utah, Jerry Moyes may be deemed to beneficially own (as defined in Rule 13d-3 promulgated under the Act) 342,600 of the Shares owned by SME-Utah. Jerry Moyes disclaims beneficial ownership of any Shares attributable to the percentage of SME-Nevada he does not own.

          (iii) Interstate may be deemed to beneficially own (as defined in Rule 13d-3 promulgated under the Act) (a) 1,300,420 Shares that would be issued to Interstate if Interstate converts its Series II Preferred Share to Shares and (b) 1,300,420 Shares that would be issued to Interstate if it
     (i) exercised its warrant to purchase 130,042 Series II Preferred Shares and (ii) converted those Series II Preferred Shares to Shares. Altogether, Interstate may be deemed to beneficially own 2,600,840 Shares, constituting approximately 29.8% of the 8,715,949 Shares that would be outstanding assuming exercise of the warrant to purchase Series II Preferred Shares and the conversion of all Series II Preferred Shares then outstanding. Because Jerry Moyes owns 100% of the outstanding voting stock of Interstate, Jerry Moyes may be deemed to beneficially own (as defined in Rule 13d-3 promulgated under the Act) the Shares beneficially owned by Interstate.

          (iv) The Partnership is the direct and beneficial owner of 963,051 Shares and (pursuant to Rule 13d-3 promulgated under the Act) may be deemed to beneficially own (a) 1,624,010 Shares that would be issued to the Partnership if the Partnership converts its

     Preferred Shares to Shares and (b) 1,624,010 Shares that would be issued to the Partnership if it (i) exercised its warrant to purchase 162,401
     Preferred Shares and (ii) converted those Preferred Shares to Shares. Altogether, the Partnership has direct and beneficial ownership of or may be deemed to beneficially own 4,211,071 Shares, constituting approximately 45.0% of the 9,363,129 Shares that would be outstanding assuming exercise of the warrant to purchase Preferred Shares and the conversion of all Preferred Shares then outstanding. Ronald Moyes, as the sole general partner of the Partnership, may be deemed to beneficially own (as defined in Rule 13d-3 promulgated under the Act) a portion of the 4,211,071 Shares directly and beneficially owned by the Partnership. Ronald Moyes disclaims beneficial ownership of any Shares or Preferred Shares owned by the Partnership to the extent he has no pecuniary interest in such Shares or Preferred Shares.

          (v) In addition to the Shares that Jerry Moyes may be deemed to beneficially own, as described in Item 5(a)(i), (ii), and (iii), Jerry Moyes is the direct and beneficial owner of 348,000 Shares, and (pursuant to Rule 13d-3 promulgated under the Act) he may be deemed to beneficially own an additional 300,000 Shares for which he has been granted a warrant. Altogether, Jerry Moyes either has direct and beneficial ownership of or may be deemed to beneficially own 4,848,738 Shares, constituting approximately 53.8% of the 9,015,949 Shares that would be outstanding if the 300,000 warrant Shares and 2,600,840 Shares that may be deemed beneficially owned by Interstate were outstanding.

     (b) Items 1 and 7 through 10 of the Cover Page of each of the Filing Persons is incorporated herein by this reference.

     (c) The only transactions effected in the Shares by the Filing Persons since the filing of Amendment No. 13 to this Schedule 13D were (i) the amendment of the issuance price of the Series I Preferred Shares and warrants to purchase Series I Preferred Shares issued to the Partnership and (ii) the conversion of the Interstate Outstanding Amount to Series II Preferred Shares and grant of accompanying warrants, both as described in Item 3 above.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby supplemented as follows:

     The following is a summary of certain provisions of the (a) Amended and Restated Warrant to Purchase Series I Preferred Shares effective June 30, 2001, between the Issuer and the Partnership (the "Amended and Restated Warrant"), (b) the Amended and Restated Subscription Agreement for the purchase of Series I Preferred Shares effective June 30, 2001, between the Issuer and the Partnership (the "Amended and Restated Subscription Agreement"), (c) the Issuer's Amended and Restated Certificate of Designation, Preferences, Rights and Limitations of 600,000 Series I Preferred Shares dated October 9, 2001 (the "Amended and Restated Certificate of Designation"), (d) the Warrant to Purchase Series II Preferred Shares effective September 30, 2001, by and between the Issuer and Interstate (the "Interstate Warrant Agreement"), (e) the Subscription Agreement effective September 30, 2001, by and between the Issuer and Interstate (the "Interstate Subscription Agreement"), and (f) the Issuer's Certificate of Designation, Preferences, Rights and Limitations of 300,000 Series II Preferred Shares dated October 2, 2001 (the "Certificate of Designation of Series II Preferred Shares"). This summary is qualified in its entirety by the actual provisions of the foregoing documents, each of which is filed as an Exhibit to this Schedule 13D and is incorporated herein by this reference.

     (a) Amended and Restated Warrant. Pursuant to the terms of the Amended and Restated Warrant, the Issuer granted to the Partnership a warrant to purchase 162,401 Preferred Shares at $41.10 per share or a lower price at which the Issuer issues its Preferred Shares or Shares or any options, rights, warrants, or other securities convertible into Preferred Shares or Shares during the ten year term of the Amended and Restated Warrant. The anti-dilution provisions of the Amended and Restated Warrant are subject to stockholder approval at a meeting properly noticed and held.

     (b) Amended and Restated Subscription Agreement. Pursuant to the terms of the Amended and Restated Subscription Agreement, the Partnership subscribed for the purchase of 162,401 Preferred Shares. The purchase price for the Preferred Shares was tendered through conversion of prior advances in the amount of $6,674,682.25 made to the Issuer.

     (c) Amended and Restated Certificate of Designation. The Amended and Restated Certificate of Designation sets forth the preferences, rights, and limitations of the Issuer's Preferred Shares.

     (d) Interstate Warrant Agreement. Pursuant to the terms of the Interstate Warrant Agreement, the Issuer granted to Interstate a warrant to purchase 130,042 Series II Preferred Shares at $16.00 per share or a lower price at which the Issuer issues its Series II Preferred Shares, Preferred Shares, or Shares or any options, rights, warrants, or other securities convertible into any of the foregoing during the ten year term of the Interstate Warrant Agreement. The Interstate Warrant Agreement is subject to stockholder approval at a meeting properly noticed and held.

     (e) Interstate Subscription Agreement. Pursuant to the terms of the Interstate Subscription Agreement, Interstate subscribed for the purchase of 130,042 Series II Preferred Shares. The purchase price for the Series II Preferred Shares was tendered through conversion of prior advances in the amount of $2,080,670 made to the Issuer. The issuance of the Series II Preferred Shares to Interstate is subject to stockholder approval at a meeting properly noticed and held.

     (f) Certificate of Designation of Series II Preferred Shares. The Certificate of Designation of Series II Preferred Shares sets forth the preferences, rights, and limitations of the Issuer's Series II Preferred Shares.

     Other than the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Filing Persons or between the Filing Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby supplemented as follows:

     The following documents are filed as exhibits:

     ---------------- ----------------------------------------------------------
         Exhibit                          Description
     ---------------- ----------------------------------------------------------
     ---------------- ----------------------------------------------------------
          24.1        Power of Attorney for SME Steel Contractors, Inc.,
                      dated July 11, 2000
     ---------------- ----------------------------------------------------------
     ---------------- ----------------------------------------------------------
          24.2 Power of Attorney for Interstate Equipment Leasing, Inc., dated October 2, 2001
     ---------------- ----------------------------------------------------------
     ---------------- ----------------------------------------------------------
          99.6        Amended and Restated Warrant
     ---------------- ----------------------------------------------------------
     ---------------- ----------------------------------------------------------
          99.7        Amended and Restated Subscription Agreement
     ---------------- ----------------------------------------------------------
     ---------------- ----------------------------------------------------------
          99.8        Amended and Restated Certificate of Designation
     ---------------- ----------------------------------------------------------
     ---------------- ----------------------------------------------------------
          99.9        Interstate Warrant Agreement
     ---------------- ----------------------------------------------------------
     ---------------- ----------------------------------------------------------
          99.10       Interstate Subscription Agreement
     ---------------- ----------------------------------------------------------
     ---------------- ----------------------------------------------------------
          99.11       Certificate of Designation of Series II Preferred Shares
     ---------------- ----------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                October 10, 2001
                                     (Date)

                             By: /s/ Earl H. Scudder
             Earl H. Scudder on behalf of Jerry Moyes, individually
                                   (Signature)

     Earl H. Scudder, pursuant to a Power of Attorney dated July 11, 2000, a copy of which has been filed with the Commission and is incorporated herein by reference
                                  (Name/Title)

                             By: /s/ Earl H. Scudder
             Earl H. Scudder on behalf of Vickie Moyes, individually
                                   (Signature)

     Earl H. Scudder, pursuant to a Power of Attorney dated July 11, 2000, a copy of which has been filed with the Commission and is incorporated herein by reference
                                  (Name/Title)

              The Jerry & Vickie Moyes Family Trust Dated 12/11/87

                             By: /s/ Earl H. Scudder
                    Earl H. Scudder on behalf of Jerry Moyes,
         Trustee of the Jerry & Vickie Moyes Family Trust Dated 12/11/87
                                   (Signature)

     Earl H. Scudder, pursuant to a Power of Attorney dated July 11, 2000, a copy of which has been filed with the Commission and is incorporated herein by reference
                                  (Name/Title)

                             By: /s/ Earl H. Scudder
                   Earl H. Scudder on behalf of Vickie Moyes,
         Trustee of the Jerry & Vickie Moyes Family Trust Dated 12/11/87
                                   (Signature)

     Earl H. Scudder, pursuant to a Power of Attorney dated July 11, 2000, a copy of which has been filed with the Commission and is incorporated herein by reference
                                  (Name/Title)

                           SME Steel Contractors, Inc.

                             By: /s/ Earl H. Scudder
                    Earl H. Scudder on behalf of Craig Moyes,
                    President of SME Steel Contractors, Inc.
                                   (Signature)

     Earl H. Scudder, pursuant to a Power of Attorney dated July 11, 2000, a copy of which is filed herewith as Exhibit 24.1
                                  (Name/Title)


                             By: /s/ Earl H. Scudder
             Earl H. Scudder on behalf of Ronald Moyes, individually
                                   (Signature)

   Earl H. Scudder, pursuant to a Power of Attorney dated September 18, 2000, a copy of which has been filed with the Commission and is incorporated herein by reference
                                  (Name/Title)


                      Moyes Children's Limited Partnership

                             By: /s/ Earl H. Scudder
                   Earl H. Scudder on behalf of Ronald Moyes,
           General Partner of the Moyes Children's Limited Partnership
                                   (Signature)

   Earl H. Scudder, pursuant to a Power of Attorney dated September 18, 2000, a copy of which has been filed with the Commission and is incorporated herein by reference
                                  (Name/Title)


                       Interstate Equipment Leasing, Inc.

                             By: /s/ Earl H. Scudder
                    Earl H. Scudder on behalf of Jerry Moyes,
                 President of Interstate Equipment Leasing, Inc.
                                   (Signature)

    Earl H. Scudder, pursuant to a Power of Attorney dated October 2, 2001, a copy of which is filed herewith as Exhibit 24.2
                                  (Name/Title)